

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 7, 2016

Via E-mail
Michael Pollard
Chief Financial Officer
Clayton Williams Energy, Inc.
6 Desta Drive, Suite 6500
Midland, Texas 79705

Re: Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 24, 2016
File No. 1-10924

Dear Mr. Pollard:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Brad Skinner

     Brad Skinner,
     Senior Assistant Chief Accountant
     Office of Natural Resources